                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (RULE 13D-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 6)

                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   929289106
                           -------------------------
                                (CUSIP Number)

                                   COPY TO:

Tami E. Nason, Esq.                             Larry J. Rowe, Esq.
Charlesbank Capital Partners, LLC               Ropes & Gray
600 Atlantic Avenue                             One International Place
Boston, MA  02210                               Boston, MA  02110
(617) 619-5400                                  (617) 951-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 23, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               Page 1 of 4 Pages
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 929289106                                      Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charlesbank Capital Partners, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Massachusetts

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                          SOLE VOTING POWER
                     7
     NUMBER OF                 0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           0 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 4 Pages
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                                 SCHEDULE 13D
                                 ------------

                              The WMF Group, Ltd.
                              -------------------

                                Amendment No. 6
                                ---------------


     This Amendment No. 6 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on September 25, 1998, Amendment No. 2 to the initial Schedule 13D filed on January 11, 1999, Amendment No. 3 to the initial Schedule 13D filed on February 2, 1999, Amendment No. 4 to the initial Schedule 13D filed on April 5, 1999 and Amendment No. 5 to the initial Schedule 13D filed on May 11, 2000.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is amended by adding the following thereto:

         Pursuant to disclosure made in Item 4 of Amendment No. 5 to the initial
Schedule 13D filed on May 11, 2000, the transactions contemplated by each of the Merger Agreement and the Stockholders Agreement, each as defined in that Item 4, were consummated in accordance with their terms as of June 23, 2000. Accordingly, as of June 23, 2000, Demeter and Phemus have tendered all Shares of Common Stock of the Issuer that each beneficially owns.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5, paragraphs (a) and (e) are amended in their entirety to read as follows:

         (a) Charlesbank is deemed to be the beneficial owner of 0 Shares of the Issuer's Common Stock.

         (e) This statement is being filed to report the fact that as of June 23, 2000, Charlesbank ceased to be the beneficial owner of any Shares of the Company.

                               Page 3 of 4 Pages
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                                   Signature
                                   ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2000

CHARLESBANK CAPITAL PARTNERS, LLC


By: /s/ Tami E. Nason
    -----------------------------------
    Name:  Tami E. Nason
    Title: Vice President, Legal

                               Page 4 of 4 Pages